SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)


                           Corridor Communications Corp.
                               --------------------
                                (Name of Issuer)


                     Common Stock, par value $0.0001 per share
                         ------------------------------
                         (Title of Class of Securities)


                                   220261101
                                ----------------
                                 (CUSIP Number)


                               December 31, 2007
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 02 of 09 Pages
________________________________________________________________________________

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SDS Capital Group SPC, Ltd.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           42,500,000 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         42,500,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,500,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.40% (1)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________

(1) Includes 37,500,000 shares issuable upon the exercise of a warrant issued in connection with a financing which closed on July 23, 2004; 2,500,000 shares issuable upon the exercise of a warrant issued on November 17, 2003; and 2,500,000 shares issuable upon the exercise of a warrant issued on May 9, 2003. The Reporting Person may not exercise the warrants to the extent such conversion or exercise would result in the Reporting Person beneficially owning in excess of 9.9% of the Issuer's issued and outstanding shares of common stock.

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 03 of 09 Pages
________________________________________________________________________________

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SDS Management, LLC
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          42,500,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            42,500,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,500,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.40%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 04 of 09 Pages
________________________________________________________________________________


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mr. Steven Derby
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          42,500,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            42,500,000
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,500,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.40%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 05 of 09 Pages
________________________________________________________________________________



Item 1(a).  Name of Issuer:

            Corridor Communications Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            407 Lincold Road Suite 12F
            Miami Beach, FL 33139

Item 2(a).  Name of Person Filing:

            SDS Capital Group SPC, Ltd. ("SDS Capital Group")
            C/o Ogier Fiduciary Services (Cayman) Ltd.
            113 South Church Street, PO Box 1234GT
            George Town, Grand Cayman
            Cayman Islands corporation

            SDS Management, LLC (the "Investment Manager")
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT 06870
            Delaware limited liability company

            Mr. Steven Derby
            Sole Managing Member of the Investment Manager
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT 06870
            United States citizen

            SDS Capital Group, the Investment Manager, and Mr. Derby are collectively referred to herein as the Reporting Persons.

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 06 of 09 Pages
________________________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            See Item 2(a).

Item 2(c).  Citizenship:


Item 2(d).  Title of Class of Securities:

            Common Stock, $0.0001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:

            220261101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable

Item 4.  Ownership.

     1.   SDS Capital Group

     (a)  Amount beneficially owned: 42,500,000 (2)

     (b)  Percent of class: 4.40%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote : 42,500,000 shares

          (ii)  Shared power to vote or to direct the vote : 0 shares

          (iii) Sole power to dispose or to direct the disposition of 42,500,000 shares,

          (iv)  Shared power to dispose or to direct the disposition of 0 shares

(2) Includes 37,500,000 shares issuable upon the exercise of a warrant issued in connection with a financing which closed on July 23, 2004; 2,500,000 shares issuable upon the exercise of a warrant issued on November 17, 2003; and 2,500,000 shares issuable upon the exercise of a warrant issued on May 9, 2003. The Reporting Person may not exercise the warrants to the extent such conversion or exercise would result in the Reporting Person beneficially owning in excess of 9.9% of the Issuer's issued and outstanding shares of common stock.

     2.   The Investment Manager

     (a)  Amount beneficially owned: 42,500,000

     (b)  Percent of class: 4.40%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote : 0 shares

          (ii) Shared power to vote or to direct the vote : 42,500,000 shares

          (iii) Sole power to dispose or to direct the disposition of 0 shares,

          (iv) Shared power to dispose or to direct the disposition of 42,500,000 shares

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 07 of 09 Pages
________________________________________________________________________________

     3.   Mr. Derby

     (a)  Amount beneficially owned: 42,500,000

     (b)  Percent of class: 4.40%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote : 0 shares

          (ii) Shared power to vote or to direct the vote : 42,500,000 shares

          (iii) Sole power to dispose or to direct the disposition of 0 shares,

          (iv) Shared power to dispose or to direct the disposition of 42,500,000 shares


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not appilcable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

________________________________________________________________________________

CUSIP No. 220261101                  13G                    Page 08 of 09 Pages
________________________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

                            SDS CAPITAL GROUP SPC, LTD.
                            By: SDS Management, LLC, its Investment Manager


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Director

                            SDS MANAGEMENT, LLC


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Managing Member


                            /s/ Steven Derby
                            ----------------------------------------
                            Steven Derby

                                    EXHIBIT 1

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2008

                            SDS CAPITAL GROUP SPC, LTD.
                            By: SDS Management, LLC, its Investment Manager


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Director

                            SDS MANAGEMENT, LLC


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Managing Member


                            /s/ Steven Derby
                            ----------------------------------------
                            Steven Derby